Exhibit 1


Sao Paulo, September 4th, 2002


To The Securities and Exchange Commission
The New York Stock Exchange -- NYSE.


Dear Sirs:


We announce that Sadia S/A's Board was informed that the Company's CEO, Mr. Walter Fontana Filho, has decided to leave his position by the end of his mandate on the 2003 General Shareholders' Ordinary Meeting.

This decision comes to reinforce the Company's commitment with professional management, started by the mid 1990's.

A Committee composed by members of the Board and the Company's CEO, was formed to support the succession process, being responsible to select and indicate potential candidates to this position.


Sincerely Yours,


Sadia S/A


Luiz Gonzaga Murat Junior
Chief Financial Officer